

March 6, 2014

<u>Via E-mail</u>
Qiang Li
Chief Executive Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing
People's Republic of China 100022

**Re: Trunkbow International Holdings Limited
Amendment No. 2 to Schedule 13E-3
Filed February 24, 2014 by Trunkbow International Holdings Limited, et al.
File No. 005-86044**

Dear Mr. Li:

We have reviewed your supplemental letter submitted on March 6, 2014 in response to our comment letter dated March 4, 2014.

<u>Revised Proxy Statement on Schedule 14A</u>

<u>Background of the Merger, page 23</u>

1.   While not necessarily agreeing with your materiality analysis in response to prior comment 1 related to the Schedule 13D filed on November 6, 2012, we do not have further comments on the disclosure related to this matter in your proxy statement.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Lee Edwards, Esq.
Shearman & Sterling LLP